# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Owl Technology Finance Corp., CIK 0001747777
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 399 Park Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001704268

## Reporting persons
- Mubadala Investment Company PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 29,130,491; sole dispositive power 0; shared dispositive power 29,130,491; aggregate amount beneficially owned 29,130,491 (6.3% of the class)
- Mamoura Diversified Global Holding PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 29,130,491; sole dispositive power 0; shared dispositive power 29,130,491; aggregate amount beneficially owned 29,130,491 (6.3% of the class)
- MIC Capital Management 85 RSC Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 29,130,491; sole dispositive power 0; shared dispositive power 29,130,491; aggregate amount beneficially owned 29,130,491 (6.3% of the class)
- MIC Capital Management 93 RSC Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 29,130,491; sole dispositive power 0; shared dispositive power 29,130,491; aggregate amount beneficially owned 29,130,491 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Blue Owl Technology Finance Corp.
Address of issuer's principal executive offices: 399 Park Avenue, New York, NY 10022

## Item 2. Person Filing
Name of person filing: (i) Mubadala Investment Company PJSC, (ii) Mamoura Diversified Global Holding PJSC, (iii) MIC Capital Management 85 RSC Ltd and (iv) MIC Capital Management 93 RSC Ltd (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
(i) For Mubadala Investment Company PJSC: Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates,
(ii) For Mamoura Diversified Global Holding PJSC: Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates,
(iii) For MIC Capital Management 85 RSC Ltd: 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
(iv) For MIC Capital Management 93 RSC Ltd: 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
Citizenship: (i) Mubadala Investment Company PJSC is incorporated in The Emirate of Abu Dhabi, United Arab Emirates, (ii) Mamoura Diversified Global Holding PJSC is incorporated in The Emirate of Abu Dhabi, United Arab Emirates, (iii) MIC Capital Management 85 RSC Ltd is incorporated in the Abu Dhabi Global Market, United Arab Emirates and (iv) MIC Capital Management 93 RSC Ltd is incorporated in the Abu Dhabi Global Market, United Arab Emirates.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 29,130,491 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Blue Owl Technology Finance Corp. (the "Issuer"). All of the shares of Common Stock of the Issuer reported herein are directly held by MIC Capital Management 93 RSC Ltd ("93 RSC"), which is wholly owned subsidiary of MIC Capital Management 85 RSC Ltd ("85 RSC"). 85 RSC is a wholly owned subsidiary of Mamoura Diversified Global Holding PJSC, which is a wholly owned subsidiary of Mubadala Investment Company PJSC. Due to their relationship with 93 RSC, each of Mamoura Diversified Global Holding PJSC, Mubadala Investment Company PJSC and 85 RSC may be deemed to indirectly beneficially own the shares of Common Stock of the Issuer held directly by 93 RSC.
Percent of class: As of the date hereof, each of the Reporting Persons may be deemed to beneficially own approximately 6.3% of Issuer's outstanding 463,988,531 shares of Common Stock (with the number of the Issuer's shares of Common Stock consisting of (i) 213,250,008 shares of Common Stock as reported on the Issuer's Form 10-K filed on March 4, 2025 and (ii) 250,738,523 shares of newly issued shares of Common Stock as reported by the Issuer on Form 8-K filed on March 24, 2025).
Sole power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons may be deemed to have sole power to vote or to direct the vote of 0 shares of Common Stock.
Shared power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote of 29,130,491 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons may be deemed to have sole power to dispose or to direct the disposition of 0 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote of 29,130,491 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mubadala Investment Company PJSC: /s/ Paul David Andrews, Paul David Andrews/Attorney-in-Fact (03/27/2025)
- Mamoura Diversified Global Holding PJSC: /s/ Paul David Andrews, Paul David Andrews/Attorney-in-Fact (03/27/2025)
- MIC Capital Management 85 RSC Ltd: /s/ Paul David Andrews, Paul David Andrews/Attorney-in-Fact (03/27/2025)
- MIC Capital Management 93 RSC Ltd: /s/ Paul David Andrews, Paul David Andrews/Attorney-in-Fact (03/27/2025)